UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FEC RESOURCES, INC.
(Name of Issuer) Common Stock, Without Par Value
(Title of Class of Securities) 30246X108
(CUSIP Number)

Copies to:

Riaz Sumar
FEC Resources, Inc.
46 Royal Ridge Rise NW
Calgary, Alberta T3G 4V
Tel: 403.290.1676

Barbara Anne C. Migallos
Migallos & Luna Law Offices
7th Floor, The Phinma Plaza
  39 Plaza Drive, Rockwell Center
  Makati City, 1210 Philippines
Tel: 632.899.2123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications September 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246X108	SCHEDULE 13D	Page 2 of 7

1. Names of Reporting Persons: Philex Mining Corporation I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. OO
5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Philippines

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 0 (See Item 4)
8. Shared Voting Power: 225,000,000 (See Item 4)
9. Sole Dispositive Power: 0 (See Item 4)
10. Shared Dispositive Power: 225,000,000 (See Item 4)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 225,000,000
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.       Percent of Class Represented by Amount in Row (9):

Approximately 51.2% (based on 439,143,765 shares of common stock outstanding,  as reported on the Issuer’s most recent annual report on Form 20-F  filed with the Securities Exchange Commission on July 15, 2010).

14. Type of Reporting Person (See Instructions): CO

CUSIP No. 30246X108	SCHEDULE 13D	Page 3 of 7

1. Names of Reporting Persons: Philex Petroleum Corporation I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. WC

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 225,000,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 225,000,000
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 225,000,000
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.       Percent of Class Represented by Amount in Row (9):

Approximately 51.2% (based on 439,143,765 shares of common stock outstanding,  as reported on the Issuer’s most recent annual report on Form 20-F  filed with the Securities Exchange Commission on July 15, 2010).

14. Type of Reporting Person (See Instructions): CO

CUSIP No. 30246X108	SCHEDULE 13D	Page 4 of 7

This Amendment No. 1, jointly filed by Philex Mining Corporation and Philex Petroleum Corporation pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), amends the Schedule 13D filed by Philex Mining with the Securities and Exchange Commission (the “SEC”) on February 3, 2010 with respect to the shares of common stock, without par value, of FEC Resources, Inc.

Item 1.   Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This report relates to the shares of common stock, without par value (the “Common Stock”), of FEC Resources, Inc. (“FEC”).  The principal offices of FEC are located at 46 Royal Ridge Rise NW, Calgary, Alberta, Canada, T3G4V.

Item 2.    Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) through (f)

The identity and background of the persons filing this statement are as follows:

(i)           Philex Mining Corporation (“Philex Mining”), a corporation organized under the laws of the Philippines with its principal offices at Philex Building, 27 Brixton Street, Pasig City, Philippines, 1600,  by virtue of its indirect ownership of 225,000,000 shares of Common Stock; and

(ii)           Philex Petroleum Corporation (“Philex Petroleum”), a corporation organized under the law of the Philippines with its principal offices at 27 Brixton Street, Pasig City, Philippines, 1600, by virtue of its direct beneficial ownership of 225,000,000 shares of Common Stock;

who are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated October 1, 2010, a copy of which is attached hereto as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement, and amendments hereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.   Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Philex Mining used its existing assets to purchase 225,000,000 shares of Common Stock from FEC.  On September 24, 2010, Philex Mining sold all 225,000,000 shares of Common Stock to Philex Petroleum, a wholly- owned subsidiary of Philex Mining.  Philex Petroleum used its own existing assets to make this purchase.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of Philex Mining and Philex Petroleum acquired the shares of Common Stock for investment purposes.

The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

CUSIP No. 30246X108	SCHEDULE 13D	Page 5 of 7

Item 5.   Interest in Securities of the Issuer:

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) through (f)

As of the date of this Statement, Philex Petroleum owns 225,000,000 shares of Common Stock.  Philex Mining may be deemed to control Philex Petroleum by virtue of Philex Mining’s 100% ownership interest in Philex Petroleum.  Philex Mining disclaims beneficial ownership of the shares of Common Stock owned by Philex Petroleum.

As discussed in Item 3, on September 24, 2010, Philex Mining entered into a Transfer Agreement with Philex Petroleum whereby Philex Mining sold 225,000,000 shares of Common Stock to Philex Petroleum for an aggregate purchase price of 342,337,698.00 pesos or approximately 1.52 pesos per share of Common Stock.  Such securities, in the aggregate, constitutes approximately 51.2 percent of the outstanding Common Stock of FEC, based on 439,143,765 shares of Common Stock of FEC as reported on FEC’s annual report on Form 20-F filed with the Securities Exchange Commission on July 15, 2010.

Philex Petroleum has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 225,000,000 shares of Common Stock owned by Philex Petroleum.  Philex Mining may be deemed to share the power to vote or  to direct the vote or share the power to dispose or direct the disposition of 225,000,000 shares of Common Stock owned by Philex Petroleum.  Philex Mining disclaims such shared power to vote, direct the vote, dispose of, or direct the disposition of such Common Stock owned by Philex Petroleum.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of FEC other than as disclosed in this report.

CUSIP No. 30246X108	SCHEDULE 13D	Page 6 of 7

Item 7.        Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1     Joint Filing Agreement, dated October 1, 2010

Exhibit 2     Transfer Agreement, dated September 24, 2010

CUSIP No. 30246X108	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2010

PHILEX MINING CORPORATION

By: /s/ Jose Ernesto C. Villaluna, Jr.
Name: Jose Ernesto C. Villaluna, Jr.
Title: President and Chief Operating Officer

PHILEX PETROLEUM CORPORATION

By: /s/ Renato N. Migriño
Name: Renato N. Migriño
Title: Treasurer